UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 30, 2006

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

34 Ha-Barzel Street

Tel-Aviv 69710, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the registrant's press release announcing a major win for ClickSoftware in the United States West Coast utility market, issued on November 27, 2006.

Major Win for ClickSoftware in the United States West Coast Utility Market

Burlington, MA - November 27, 2006

Burlington, Mass. – November 27th, 2006 – ClickSoftware Technologies Ltd. (NasdaqCM: CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced further expansion into the United States West Coast utility market. Recently, notable utility clients such as Pacific Gas & Electric, Terasen Gas, and PacifiCorp have already chosen to implement ClickSoftware’s ServiceOptimization Suite for their field forces. Southern California Edison (SCE) is the latest to commit to ClickSoftware’s array of tools for demand forecasting, capacity planning, scheduling and analytics.

“We are very pleased and proud to have been selected by Southern California Edison, one of the largest electric utility operations in North America. There are very few solutions in the market that can address the complex requirements of optimized crew scheduling as well as multi-stage jobs that span over several weeks or months. The complexity is increased by several orders of magnitude when it involves thousands of technicians,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “With this win, our products will be scheduling the workforces of key utility companies all along the West Coast from Canada down to California,” he added.

About ClickSoftware

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware’s ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, optimized shift planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, location based services and business analytics, connecting all organizational levels and functions. The company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding growth in ClickSoftware’s revenues and sales and partner networks. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. ClickSoftware’s achievement of these results may be affected by many factors, including among others, the following risks: that ClickSoftware may fail to expand its activities in the market; and other risks associated with ClickSoftware's business. For additional information regarding risks relating to ClickSoftware's business, see ClickSoftware’s filings with the Securities and Exchange Commission including ClickSoftware's annual report on Form 20-F for the year ended December 31, 2005, and subsequent filings with the Securities and Exchange Commission. ClickSoftware does not undertake to update any forward-looking statements.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. (The “Company”) is incorporated by reference into the Form S-8 of the Company, registration number 333-115003, filed with the Securities and Exchange Commission on April 29, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz
Title: Executive Vice President and Chief Financial Officer

Date: November 30, 2006